Exhibit 99.4

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the consolidated financial statements of Rare Element Resources Ltd. (“Rare Element Resources” or the “Company”). The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended June 30, 2010 and 2009.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance

The Company’s principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company on the TSX Venture Exchange under the symbol “RES” in Canada.  In November 2009, the Company filed a Form 20F with the US Securities and Exchange Commission. The filing of the Form 20F made the Company a fully reporting issuer in the United States. On August 18, 2010, the Company listed on the NYSE Amex (“AMEX”) in the United States under the symbol “REE”.

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. (“Paso Rico”) in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. Between 2006 and 2010, Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, was earning an interest in the Company’s gold exploration venture on the Bear Lodge Property. On May 12, 2010, the Company announced that it signed an agreement that Newmont would not exercise its option to acquire a 65% working interest and the Company has a 100% interest in the entire property (see “Sundance Gold Project” section).

In February 2010, Rare Element was named as one the TSX Venture Exchange’s Top 50 companies.

The Company completed three financings during fiscal 2010, including an $8.8 million CDN short-form prospectus offering (see “Capital Resources” section).

The Company announce the results of a Scoping Study (the “Study”) (an NI 43-101 compliant "Preliminary Economic Assessment" or “PEA”) on the rare-earth resources delineated on its 100% owned Bear Lodge project on September 28, 2010 (see “Bear Lodge Property – Rare-earth Exploration and Evaluation” section).

Rare Earth Element Markets

The markets for Rare Earth Elements are generally small in value compared to other metals, but they are dominated by production from China. China produces over 90% of the world’s rare earth elements and has recently put additional export restrictions and taxes on rare earth elements.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

The prices of rare earth elements are quoted in different forms on www.metal-pages.com. Generally speaking, rare earths are sold as individual oxides after separation and are often sold in small sub groups of similar elements. Before separation of the individual elements or oxides, there is quoted price for rare earth concentrates that contain approximately 42% to 45% rare earth oxides.

The prices of rare earths have generally increased approximately 500% in 2010 after a slight recovery 2009 from depressed prices in 2008 due to worldwide economic turmoil. For example, according to Metal Pages, the prices of rare earth concentrates have increased from $4,500 per tonne to $37,500 per tonne.

Since Rare Earth Elements are used for many new technologies, it is estimated that their demand will increase approximately 10% per year for the next 5 years, and possibly longer.

In the summer of 2010, China further reduced its exports of rare earth elements by 40% on an annualized basis. This reduction is what has prompted the drastic increase in prices in the third quarter of 2010.

Bear Lodge Property

On April 14, 2009, the Company completed a NI 43-101 Mineral Resource Report on the Bear Lodge Property. The report presented the previous estimated inferred mineral resource of rare-earth elements at Bear Lodge of 9,830,000 tons grading 4.07% rare-earth oxides, or approximately 800 million pounds of rare-earth oxides (“REO”). On May 26, 2010, the Company reported a 50% increase in rare-earth mineral resources at the Bear Lodge Property of 17.5 million tons of inferred mineral resources averaging 3.46% REO, including 8.0 million tons at 3.62% REO of near-surface oxide mineralization (see “Rare-earth Exploration” section).

Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming.  These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport.  Paso Rico owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010.  There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.  All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares.

The underlying owner, Strider Resources Limited, retains a 3% NSR royalty with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares received subsequent to June 30, 2010) and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than the first anniversary of the agreement.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

In December 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February 2010 Medallion received the basic data and initial interpretation of it.

Nuiklavik property

On January 6, 2010, the Company acquired from Altius Minerals Corp. (“Altius”) a 100% interest in 584 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (issued on January 12, 2010).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Exploration expenditures on resource properties:

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2008	for the year	June 30, 2009	for the year	June 30, 2010
Bear Lodge Property
Exploration expenditures:
Assays	$ 13,374	$ 16,573	$ 29,947	$ 251,038	$ 280,985
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	-	-	52,166	52,166
Drilling	459,960	274,712	734,672	1,190,955	1,925,627
Engineering consulting	-	-	-	131,207	131,207
Environmental costs	-	-	-	12,503	12,503
Geochemistry	-	-	-	74,072	74,072
Geological consulting	227,482	211,277	438,759	570,752	1,009,511
Geophysical	300	-	300	-	300
Field supplies	-	-	-	923	923
Land & claims	-	-	-	17,111	17,111
Metallurgical testing	93,530	61,500	155,030	306,378	461,408
Overhead expenses	10,839	2,685	13,524	34,531	48,055
Permitting	-	-	-	11,103	11,103
Property holding costs	17,721	23,000	40,721	-	40,721
Resource estimation	-	-	-	47,478	47,478
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	6,187	40,525
Travel expenses	24,018	400	24,418	18,114	42,532
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge property	1,019,349	590,147	1,609,496	2,724,518	4,334,014
Sundance Gold Property
Property acquisition costs	-	-	-	27,000	27,000
Exploration expenditures:
Drilling	-	-	-	4,148	4,148
Engineering consulting	-	-	-	2,050	2,050
Geochemistry	-	-	-	800	800
Geological consulting	-	-	-	53,253	53,253
Field supplies	-	-	-	1,438	1,438
Land & claims	-	-	-	3,080	3,080
Overhead expenses	-	-	-	2,290	2,290
Permitting	-	-	-	2,654	2,654
Total expenditures on Sundance Gold property	-	-	-	96,713	96,713
Eden Lake Property
Property acquisition costs	-	-	-	1,007,251	1,007,251
Option proceeds	-	-	-	(48,070)	(48,070)
Total expenditures on Eden Lake property	-	-	-	959,181	959,181
Nuiklavik Property
Property acquisition costs	-	-	-	725,187	725,187
Total expenditures on Nuiklavik property	-	-	-	725,187	725,187
TOTAL EXPENDITURES	$ 1,019,349	$ 590,147	$ 1,609,496	$ 4,505,599	$ 6,115,095

The Company completed an impairment analysis as at June 30, 2010 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Management concluded that no impairment charge was required because:

•

there have been no significant changes in the legal factors or climate that affects the value of the properties;

•

all property rights remain in good standing;

•

there have been no significant changes in the projections for the properties;

•

exploration results continue to be positive and the rare-earth elements (“REE”) resource was recently increased;

•

the Company intends to continue its exploration and development plans on its Bear Lodge Property; and

•

Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

Bear Lodge Project - Rare-earth Exploration and Evaluation

The Bear Lodge project contains widespread indications of rare-earth elements (“REE”) and precious metals. REE are used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE “super” magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the past 40 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge project properties in late 2004 (or in 2002 through its subsidiary, Paso Rico (USA)), focusing on the same target area previously identified by Hecla Mining Company (“Hecla”) from 1987 through 1991.  Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area.  Nine of the twelve holes intercepted significant REE intervals and confirmed and expanded the Bull Hill Southwest mineralized zone. The Bear Lodge project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and small but significant quantities of the heavy REE.

The Company’s comprehensive NI 43-101 compliant Technical Report with initial resource estimates was dated April 14, 2009. The report incorporated descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002. The report also included recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. The recommended work has been completed.

REE metallurgical testing during 2009 and 2010 made significant strides forward and additional work is in process.  Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products.

During the late summer and fall of 2009, Rare Element drilled twenty-two core holes, but two of them were incomplete due to inclement weather.  Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, and one of the holes (RES 09-8) produced high-grade REE results. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in several of the drill holes. These results

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010 were used by the Company in completing an updated independent mineral resource estimate in May 2010. Metallurgical testing has continued with samples from these drill holes. The REE mineralization encountered in all fifteen new holes in the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company’s Bull Hill Southwest and Bull Hill Northwest rare-earths deposits.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designated this area as the Whitetail Ridge rare-earths exploration target, and it was drilled in 2010.

On May 26, 2010, the Company announced the results of an updated mineral resource estimate REE plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project. The updated resource estimate increased the total pounds of REO contained in the Bull Hill deposits by more than 50% from 800 million pounds to 1,210 million pounds at a 1.5% REO cutoff grade. The resource was estimated by an independent consultant—Ore Reserves Engineering.

The new resource estimate was derived from an REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas. In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

In June 2010, the Company started the next phrase of drilling on the Bear Lodge rare-earth project by focusing on: 1) upgrading the resource category from inferred to measured and indicated for a portion of the REE deposit; 2) expansion of the currently known REE deposits; and 3) discovery of additional REE-mineralized deposits within known target areas. The vast majority of the drilling will be conducted for near-surface REE targets in the oxide zones of mineralization. Work is being conducted under a permit that allows up to 200 acres of disturbance.

In August 2010, the Company announced progress toward defining a commercial process for REE concentration from oxide samples collected on the Bear Lodge Property. The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization with an average grade of 8.0% REO indicate the following:  1) With scrubbing/attritioning in water, a preconcentrate is produced with a recovery of approximately 90% and a grade up to 20% REO; the REO resides in the finer fractions (-100 to -500 mesh); 2) Hydrochloric acid leaching of the preconcentrates in an agitation leach system gives a recovery of about 80 to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution; 3) Additional testing is being conducted to optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona. Additional tests of REE extraction and separation are underway at Intellimet LLC of Missoula, Montana. Plans for confirmatory testing by NAGROM of Perth, Australia and by ANSTO of Sydney, Australia are being formulated. Bulk sampling of oxide mineralization from large diameter drill core and from surface trenches is complete and 8.8 tons of oxide mineralization was collected.  The bulk sample will be processed in a pilot plant test in 2011 as part of a planned prefeasibility study.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

The metallurgical testing is ongoing on oxide samples from an NI 43-101-compliant inferred resource of oxide mineralization consisting of 8.0 million tons averaging 3.6% REO. Nearly all of this material is sufficiently close to the surface for projected mining by open pit methods. The oxide resource is part of a larger total inferred resource estimated at 17.5 million tons averaging 3.5% REO, using a 1.5% REO cutoff grade (see news release dated May 26, 2010). The oxide zone mineralization extends from surface to depths of 400 to 500 feet. Excellent exploration potential for expansion of the oxide zone is being tested currently by a program of step-out drilling, while in-fill drilling is directed at an upgrade of the resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique mode of mineral occurrence of the REE mineralization.  The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals. The REE minerals in oxide mineralization from the resource area are nearly all from the bastnasite group—listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

In September 2010, the Company released the rare-earth assay results from thirteen drill holes completed during the ongoing 2010 Bear Lodge core drilling program. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

On September 28, 2010, the Company announce the results of an NI 43-101 compliant "Preliminary Economic Assessment" or “PEA” or the “Study” on the rare-earth resources delineated on its 100% owned Bear Lodge project.

The results of the PEA demonstrate that the Bear Lodge REE project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher resource/reserve grades, lower operating costs, or higher metal recoveries.  The PEA recommends that the Bear Lodge project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program and incorporated in a prefeasibility study. Phase 2 will include another drilling program for further resource expansion, resource definition, and collection of metallurgical samples that will be used in a subsequent full feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1 and arranging additional financing for the project.

For further discussion on the PEA, please refer to the Company’s news release on September 28, 2010.

The Company has retained the services of a government affairs specialist, Mr. George G. Byers, to advance project development activities on the Bear Lodge rare-earths project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Dr. James G. Clark, L.Geo, the Company’s Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge project rare-earth exploration program. The Company expanded its advisory board to include Dr. Tony Mariano and Mr. Matt Bender as it advances its Bear Lodge project.

Further information can be found in past news releases posted on the Company’s Sedar website (www.sedar.com).

During the year ended June 30, 2010, the Company incurred $2,724,518 in exploration expenditures on the Bear Lodge project. As at June 30, 2010, the Company had incurred a total of $4,334,014 (June 30, 2009 - $1,609,496) on exploration work at Bear Lodge project.

Sundance Gold Project

On June 1, 2006, the Company’s wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company’s Bear Lodge, Wyoming property (the “Venture” or the “Sundance Gold Project”). Newmont had the right to earn a 65% participating interest in the Sundance Gold Project, excluding any rights to the REE and uranium, if Newmont spent $5 million on property and Newmont also had the right to earn an additional 15% participating interest. Newmont had staked additional Federal lode mineral claims and included them as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

On May 12, 2010, the Company announced that it signed an agreement with Newmont that Newmont would not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Gold Project; thus, the Company maintains its 100% interest in the mineral potential within the entire property. All of Newmont’s 327 wholly owned claims outside the Venture were transferred to the Company. In consideration for transferring its claims and terminating the Venture, Newmont was granted a right-of-first-refusal on all claims if any claims are sold or dropped, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to the Company from outside of the Venture.

Newmont expended $2.85 million over the last three years. Newmont’s withdrawal from the Sundance venture creates an opportunity for the Company to control its own actions on the property at a time when record demand for gold and rare-earth elements is occurring. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company (“Bronco Creek”) on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties. The Company sees an immediate opportunity to define a potentially economic mineral gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold mineralization at the Taylor, Smith, and Carbon gold targets is to define and estimate a gold resource. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has the potential for discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance Gold Project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the Venture area and another 13 holes on their claims held outside the Venture.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district had been transferred to the Company. The Company has retained the services of geologist John Ray, Newmont’s former on-site project manager during the past four years, to manage the Company’s Sundance Gold exploration program.

In July 2010, the Company started the drilling on the Sundance Gold project. Gold exploration activity during 2010 will be focused on: 1) more detailed definition of known gold-mineralized targets with in-fill drilling, and 2) discovery of higher grade gold mineralization. The vast majority of the drilling will be conducted on near-surface targets with oxide zone mineralization, especially Smith, Taylor, and Carbon. Work is being conducted under a permit that allows up to 200 acres of disturbance.

One reverse circulation drill rig has been used to test the gold mineralization with approximately 35-40 angle drill holes, ranging from 500 to 800 feet in depth. A second drill rig may be added later in the program. A few deeper holes have been drilled where geological conditions and target concepts warrant testing for high-grade gold mineralization.

In September 2010, the assay results from the initial eight rotary holes drilled on Sundance Gold project were released. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

The Company’s evaluation effort on the gold system is planned to culminate in an NI 43-101 compliant resource estimate that is scheduled for completion early in 2011. Mr. John Ray is leading the Sundance project gold exploration program.

During the year ended June 30, 2010, the Company incurred $96,713 in exploration expenditures on the Sundance Gold Project. As at June 30, 2010, the Company had incurred a total of $69,713 (June 30, 2009 - $Nil) on exploration work at Sundance Gold Project.

Compliance with NI43-101

Technical disclosure in this MD&A was prepared by or under the supervision of Donald Ranta, PhD, PGeo, a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Michael P. Richardson, P.E. is the independent qualified person from John T. Boyd Company responsible for the PEA as well as mine planning, capital and operating cost estimation, and developing the economic models. He also reviewed and approved all sections pertaining to the PEA in this MD&A.  Alan C. Noble, P.E. of Ore Reserves Engineering, is the independent qualified person responsible for resource estimation.  He also reviewed and approved all sections pertaining to the resource estimation in this MD&A.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Selected Annual Information

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
	$	$	$
Total revenues	40,163	17,492	29,786
General and administrative expenses	1,733,798	1,271,679	883,652
Write-off of resource-property costs	Nil	Nil	Nil
Loss for the year	(1,693,635)	(1,254,187)	(853,866)
Loss per share – basic and diluted	(0.06)	(0.05)	(0.04)
Total assets	17,814,634	4,034,219	3,394,225
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Results of Operations for the year ended June 30, 2010 compared to the year ended June 30, 2009

The net loss for the year ended June 30, 2010 totaled $1,693,635 compared to loss of $1,254,187 in the fiscal 2009, an increase of $439,448. The basic and diluted losses per share were $0.06 for the year ended June 30, 2010 and $0.05 for the fiscal 2009.

Interest income totaled $40,163 (2009 - $32,575) for the year ended June 30, 2010 as a result of interest earned on the funds that the Company held in financial institutions. During the year ended June 30, 2010, the Company recognized a loss on foreign exchange of $56,495 (2009 - $292,358) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $524,497 in 2010 and $428,350 in 2009, amortization expenses of $6,900 in 2010 and $2,395 in 2009, and the foreign exchange losses, total general and administrative costs were $1,145,906 for fiscal 2010 and $548,576 for fiscal 2009. The operating expenses increased by $597,330. The increase was mostly due to: (a) increase in investor relations and shareholders’ communication by $143,102 and corporate development expenses by $41,366 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress; (b) accounting and administration fees increased by $74,748, audit and legal fees increased by $80,901, and transfer and listing fees increased by $54,722 as a result of the Company closing three financings in fiscal 2010, filing Form 20F, getting listed on AMEX and acquiring new mineral properties; (c) management fees increased by $82,480 and consulting fees increased by $38,297 due to the Company was more active in fiscal 2010.

Summary of Quarterly Results

Expressed In $	Jun 10 Quarter	Mar 10 Quarter	Dec 09 Quarter	Sep 09 Quarter	Jun 09 Quarter	Mar 09 Quarter	Dec 08 Quarter	Sep 08 Quarter
Total Revenue	17,119	5,417	8,657	8,970	9,725	6,912	7,041	8,897
Income (Loss)	(857,419)	(344,415)	(266,323)	(225,478)	(284,543)	(263,166)	(448,962)	(257,516)
Earnings (Loss) Per Share	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)
Total Assets	17,814,634	10,203,324	9,559,716	8,707,704	4,034,219	2,640,145	2,826,269	3,272,127
Total Long-term Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash Dividends Declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Results of Operations for the three months ended June 30, 2010 compared to the three months ended June 30, 2009

The net loss for the fourth quarter of fiscal 2010 totaled $857,419 compared to loss of $284,543 for the same period of fiscal 2009.  The basic and diluted losses per share were $0.03 for the three months ended June 30, 2010 and $0.01 for the same period in 2009.

Interest income was $17,119 for the three months ended June 30, 2010 and $9,725 for the same period in 2009 as a result of interest earned on the funds that the Company held in financial institutions. During the three months ended June 30, 2010, the Company recognized a loss on foreign exchange of $463,859 (2009 – foreign exchange gain of $46,430) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $134,220 for the fourth quarter of fiscal 2010 and $192,929 for the same period of fiscal 2009, amortization expenses of $1,728 in 2010 and $428 in 2009, and the foreign exchange losses or gains, total general and administrative costs were $274,731 for the fourth quarter of fiscal 2010 and $147,341 for the same period of fiscal 2009. The operating expenses increased by $127,390. The increase was mostly due to: (a) increase in investor relations and shareholders’ communication by $98,821 because the Company was actively keeping the shareholders and potential investors informed about the Company’s progress; (b) accounting and administration fees increased by $3,330, audit and legal fees increased by $23,543, and transfer and listing fees increased by $5,132 as a result of the Company closing the short-form prospectus offering, filing Form 20F, and getting listed on AMEX in the fourth quarter of fiscal 2010; (c) office expenses increased by $25,737, travel expenses increased by $11,804 and consulting fees increased by $10,857 due to the Company was more active in fiscal 2010.

Liquidity

The Company’s working capital as at June 30, 2010 was $11,126,921 (June 30, 2009 - $2,345,857). As at June 30, 2010, cash totaled $11,460,476, an increase of $9,126,331 from $2,334,145 as at June 30, 2009. The increase of working capital and cash was due to the funds received pursuant to the closing of two non-brokered private placements and one short-form prospectus offering for gross proceeds of $13,269,456 ($1,800,000 CDN, $3,000,000 CDN, and $8,860,253 CDN) and $431,804 on the exercise of options and warrants. $839,712 share issue costs were recorded. Cash inflows were offset by the cash used in exploration activities of $2,557,636, reclamation bond of $100,000, acquisition of exploration equipment of $45,085, receipt of option payment of $48,070 and operating activities of $1,080,566.

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because it continues to maintain a very cost effective overhead model and the Company has adequate financial resources for its exploration programs for the Bear Lodge rare-earth project as well as the Sundance Gold project. With a total of 32,142,737 common shares outstanding as at June 30, 2010 and its strong working capital position, the Company is well positioned to last beyond fiscal 2011 without raising additional capital.

Capital Resources

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2009	26,264,736	$ 7,841,832
June 30, 2010	32,142,737	$19,003,005
October 22, 2010	34,300,465	$24,434,183

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. A total of $17,605 was included in share issue costs.

On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. A total of $27,513 was included in share issue costs.

On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent’s unit at a price of $3.50 CDN per until April 13, 2012. Each agent’s unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. A total of $794,594 was included in share issue costs.

As at June 30, 2010, the Company had 3,236,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to May 28, 2015. During the year ended June 30, 2010, a total of 482,000 stock options were exercised at prices ranging from $0.55 CDN to $1.15 CDN for gross proceeds of $290,194. A fair value of $233,797 was recognized on these exercised options. Subsequent to the year end, another 586,000 options were exercised for gross proceeds of $439,690 CDN. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $3,767,040 CDN.

As at June 30, 2010, the Company had 3,721,251 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.75 CDN expiring from November 27, 2010 to April 13, 2012. During the year ended June 30, 2010, a total of 144,500 warrants were exercised at weighted average exercise price of $1.03 CDN for gross proceeds of $141,610. A fair value of $46,460 was recognized on these exercised warrants. Subsequent to the year end, another 1,343,893 warrants were exercised for gross proceeds of $2,760,667 CDN. As at June 30, 2010, the Company had 151,890 agents’ options outstanding. Subsequently, 151,890 agents’ options along with their 75,945 warrants were all exercised for gross proceeds of $892,354 CDN. If all the outstanding warrants were exercised, the Company’s available cash would increase by $9,612,201 CDN.

As of date of this MD&A, there were 34,300,465 common shares issued and outstanding and 39,327,823 common shares outstanding on a diluted basis.

Contributed surplus was $1,477,734 as at June 30, 2010 (June 30, 2009 - $876,046). The increase in contributed surplus represents the fair value of the stock options vested is less than the fair value of the stock options exercised during the year.

The deficit totaled $7,071,197 as at June 30, 2010 (June 30, 2009 - $5,377,562). The increase is the result of the net loss of $1,693,635 for the year ended June 30, 2010.

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010 ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Transactions with Related Parties

During the year ended June 30, 2010:

a)

$Nil (2009 - $Nil; 2008 - $55,861) was charged for management fees by a private company controlled by the former president.

b)

$185,936 (2009 - $103,456; 2008 - $69,017) was charged for management fees by an officer and director and bonus paid to an officer of the Company. As at June 30, 2010, $Nil (2009 - $Nil) was owed to the officer.

c)

$208,222 (2009 - $114,286; 2008 - $101,938) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent.  As at June 30, 2010, $12,023 (2009 - $9,769) was owed to this private company.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

New accounting pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

a)  Business combinations, consolidated financial statements and non-controlling interests CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

b)  Impaired loans

In August 2009, the CICA amended Section 3025, Impaired loans. This Section has been amended to conform the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this section. These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have an impact on the Company’s financial position or results of operations.

c)  Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

d)  Equity

In August 2009, as a result of issuing Section 1602, Non-Controlling Interests, the CICA amended Section 3251, Equity. The amendments apply only to entities that have adopted Section 1602.

e)  Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. This section has also been amended to:

-

change the categories into which a debt instrument is required or permitted to be classified;

-

change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and

-

require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008. This standard is not expected to have a material impact on the Company’s financial condition or operation results.

f)

Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income and reported in shareholders’ equity.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The Company prioritizes the inputs into three levels that may be used to measure fair value:

i)  Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

ii)  Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

iii)  Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

Changes in Internal Control Over Financial Reporting

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s internal controls over financial reporting.  Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting and have concluded that they provide reasonable assurance with respect to the reliability of financial reporting and the preparation of financial statements for external readers in accordance with Canadian GAAP.

The CEO and CFO have identified that there is limited segregation of financial related duties due to the small size of the Company and its limited number of staff.  Many companies of similar size have such limited segregation. Although it is possible, management of the Company does not believe that this lack of segregation of duties has led to a material misstatement in the financial statements.  Management has taken appropriate steps to minimize any risk, for example, two senior officers must sign all cash disbursements and senior management regularly reviews internal financial statements and reports.

While management believes that the Company’s internal controls over financial reporting provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes or fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures.  Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company’s disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks and Uncertainties

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral-exploration activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company’s short- to medium-term operating and exploration cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties.  Should changes in equity-market conditions prevent the Company from

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010 obtaining additional external financing, the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company’s operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

In 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that the Company chose to early adopt IFRS and will commence reporting under these standards for the period beginning July 1, 2010, with a July 1, 2009 date of transition (the “Transition Date”).  Comparative periods for fiscal 2010 will also be restated under IFRS.  The Company’s application to early adopt IFRS was approved by the applicable Canadian Securities Administrators.

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.  The Company will be applying the following exemptions to its opening balance sheet dated July 1, 2009:

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

IFRS employs a conceptual framework that is similar to Canadian GAAP.  The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP.  The Company identified the following adjustments as a result of the adoption of IFRS:

(a)

“Contributed surplus” versus various reserves in equity

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at September 30, 2009, the entire $871,524 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(b)

Share-based payment transactions

IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Canadian GAAP.  As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)  Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the June 30, 2009 financial statements on the transition date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company’s financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a)  Income tax

Income tax expense is calculated in the same manner in accordance with GAAP and IFRS.  Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(b)  Property, plant and equipment

GAAP and IFRS allow the use of original cost less depreciation as the cost base.  IFRS requires separate depreciation rate for components that depreciate differently.

(c)  Exploration for and Evaluation of Mineral Resources

GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

Outlook

Following the 2010 update of its REE resource estimate and the release of information on its Scoping Study (PEA) on the Bear Lodge project, the Company continues with its ongoing drill program with a goal to upgrade the REE resource category from inferred to measured and indicated.

The Company will also follow the recommendations of the PEA to proceed with a Phase 1 program including preparing an updated mineral resources estimate to include 2010 drilling results and continuing metallurgical testing and a pilot plant test, which will all be included in a Preliminary Feasibility Study.  Upon successful completion of resource estimation and pilot plant testing of Phase 1, the Company will proceed with a Phase 2 program in preparation for a Feasibility Study level analysis to further expand its resource and collect metallurgical samples, proceed to more detailed metallurgical testwork and engineering studies leading to final process design and commercial testing, market studies, environmental studies, mine permitting, community consultation, engineering design and economic modeling.  Phase 2 is planned to commence in late spring of 2011, subject to positive results through Phase 1 and additional financing.

The Company also plans to define a gold mineral resource in early 2011 from the offset and in-fill holes that have been and are being drilled in areas where Newmont had encountered significant gold mineralization with its 2010 gold drilling program on the Sundance Gold Project at Bear Lodge, Wyoming.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Containing information up to, and including October 22, 2010 macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

•

The progress, potential and uncertainties of the Company’s 2010 rare-earth drill program, metallurgical testing and 2010 gold-exploration drilling program at the Bear Lodge Property;

•

The potential and expectations in the NI 43-101 Mineral Resource Report and the PEA on the Bear Lodge Property;

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties,

•

The Company’s future adoption of IFRS; and,

•

Plans to complete an updated resource estimate and the Preliminary Prefeasibility level analysis.